Exhibit 99.1
October 21, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT  PANTHER  SILVER  MOVES  AHEAD  WITH  EL  HORCON  PROJECT

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the "Company") announces that it has completed a maiden resource estimate for the El Horcon Project and the results are sufficiently encouraging that the Company is moving ahead with permitting for the next phase of exploration.

“We are pleased to see that the El Horcon mineralization shows good continuity and has the potential for additional tonnages at similar grade as that defined by the initial drill program”, stated Robert Archer, President & CEO.  “As the mineralization is very close to surface and the project is within trucking distance to our plant in Guanajuato, we intend to continue with our drilling to define a larger resource base.  Our goal is to advance El Horcon to where it can be another satellite operation for Guanajuato, similar to our San Ignacio Project.”

An internal resource estimate was prepared in the third quarter based upon the initial 2,156 metre, 24 hole surface drill program completed during the second quarter.  The drill program tested 650 metres of strike length on the Diamantillo vein and various splays and nearby parallel structures and veins, which occur within a NW-SE trending structural corridor six kilometres long by 2.5 kilometres wide.

The mineral resource estimate has an effective date of August 31st, 2013 and is classified as Inferred.  The Company cautions that there is no guarantee that a sufficient amount of additional mineralization at adequate grade will be found to render the project economic.  Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability.  The work undertaken to date simply provides the Company with sufficient justification to proceed to the next stage.  The table below summarizes the Inferred mineral resource estimate for the Diamantillo, Diamantillo HW, Natividad, and San Guillermo veins.

Vein	Tonnes	Au g/t	Ag g/t	Pb%	Average $NSR/tonne
Diamantillo	141,285	2.91	79	2.72	158
Diamantillo HW	4,929	4.54	53	2.61	201
San Guillermo	57,878	3.93	37	1.62	165
Natividad	10,310	2.84	98	1.44	157
Grand Total	214,402	3.22	68	2.36	161

Notes:
1.	CIM Definitions were followed for Mineral Resources.
2.	Inferred Mineral Resources are reported at a cut-off of $110USD / tonne.
3.	Bulk Density’s used are 2.77t/m3 (Diamantillo), 2.62t/m3 (Diamantillo HW), 2.57t/m3 (Natividad), and 2.78t/m3 (San Guillermo).
4.	Totals may not agree due to rounding.
5.	$NSR/tonne based on prices of Ag = USD $24/oz; Au = USD $1,440/oz; and Pb = USD $1.00/lb.
6.	Contained ounces have been calculated using 1oz = 31.1035g.
7.	Minimum true width of intersection was 1.0m.

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El Horcon comprises 7,908 hectares in Jalisco State, Mexico, on the Guanajuato structural trend and is approximately 80 kilometres by paved highway from Great Panther’s Guanajuato Mine Complex.  The property hosts a historic mining operation, dating back to the days of the Jesuits, but the extent of past production is unknown.  Several underground workings exist, the most extensive of which is the Diamantillo Tunnel.  El Horcon hosts nine known silver-gold-lead-zinc veins, with the Diamantillo vein traceable on surface for more than four kilometres.

Preliminary metallurgical testing at the Company's facilities in Guanajuato shows the El Horcon mineralization to be compatible with the existing mill feed.  While further testing is required, it is anticipated that recoveries from El Horcon could be approximately 92% for gold and 80% for silver.

At the abovementioned metal prices, and using Great Panther’s existing smelter terms, the initial resource contains approximately 2.47 million silver equivalent ounces.  While this is insufficient to make a production decision, the Company is encouraged by the tenor and continuity of the mineralization.  As the veins are open in all directions, the next phase of drilling would test the strike and depth extent of the mineralization.

Highlights from the Phase I drill program include:

Hole	Vein	From	To	Width	Au g/t	Ag g/t	Pb%	Zn%
EH-13-001	Natividad	4.65	5.70	1.05	2.50	17.00	0.14	0.20
	Diamantillo	46.30	50.40	4.10	1.92	39.00	2.34	1.58
	Diamantillo FW Stockwork	50.40	53.00	2.60	3.99	9.00	0.46	6.05
EH-13-002	Natividad	1.05	1.55	0.50	1.57	280.00	0.00	0.11
	Diamantillo	62.55	66.85	4.30	3.42	72.56	7.74	12.03
EH-13-004	Diamantillo	66.50	68.70	2.20	2.82	31.00	2.90	5.70
EH-13-007	Diamantillo HW	29.80	30.40	0.60	6.53	70.00	3.47	0.53
EH-13-008	Natividad	4.10	4.80	0.70	5.02	159.00	4.21	0.07
EH-13-009	Desprendido	15.00	21.70	6.70	3.52	18.00	1.45	0.18
	Diamantillo	57.65	62.45	4.80	2.01	11.00	1.48	1.17
EH-13-011	Diamantillo FW	67.20	67.85	0.65	2.34	13.00	0.22	0.25
EH-13-012	Diamantillo	70.25	72.20	1.95	3.63	56.00	0.60	4.90
EH-13-014	Diamantillo	94.40	95.70	1.30	1.72	50.00	3.20	6.60
EH-13-015	Diamantillo	74.90	78.90	4.00	3.00	15.00	0.03	0.20
	San Guillermo	80.60	82.90	2.30	9.37	52.00	2.94	3.11
EH-13-019	Diamantillo	44.35	46.30	1.95	3.64	65.69	0.62	0.15
EH-13-023	Diamantillo	67.50	69.10	1.60	3.49	369.88	0.30	0.30
	San Guillermo	74.55	76.80	2.25	2.72	28.42	1.60	3.40
Note:  Core widths do not necessarily represent True Widths.

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Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for the El Horcon Project, under the meaning of NI 43-101.  Great Panther is a Producing Issuer and the mineral resource estimate was completed internally, to NI43-101 standards, under the supervision of Mr. Brown.  A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence.  Analysis of the drill core samples was conducted at the Guanajuato Mine on-site laboratory, independently operated by SGS.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato. Great Panther is also in the process of developing its San Ignacio Project and has two exploration projects, El Horcon and Santa Rosa.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Information Form for the year ended December 31, 2012 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com, and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.